Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Announces Results of
2017 Annual Shareholders Meeting

Jinjiang, Fujian Province, China, September 25, 2017–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced the results of its 2017 Annual Meeting of Shareholders (the “Annual Meeting”) at the Company’s principal executive offices on September 22, 2017 in Jinjiang, Fujian, China.

At the Annual Meeting, the Company’s shareholders were asked to vote on a proposal to elect six directors to serve as members of the Board of Directors until the next Annual Meeting of Shareholders or until their successors are duly appointed and qualified. The shareholders elected Huang Jia Dong, Liu Jianwei, Liu Jun, Shen Chengliang, Su Weifeng and Roy Tan Choon Kang as members of the Board of Directors of the Company.

The Company’s shareholders also ratified the appointment of Centurion ZD CPA Limited as the Company’s independent auditors for the fiscal year ended December 31, 2017.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

###